THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

July 12, 2012

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	HDS International Corp.
Letter dated July 9, 2012
Form 10-K for the Fiscal Year Ended 12/31/11 Filed April 16, 2012 Amendment No. 1 to Form 8-K
Filed February 9, 2012
File No. 000-53949

Dear Mr. Gilmore:

We have reviewed your letter dated July 9, 2012 in connection with the above-referenced filings and have the following response.

Please be advised that HDS International Corp. (the "Company") will file Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011, originally filed April 16, 2012, to include the disclosure required by Item 404(d) of Regulation S-K.  I propose to submit the amended language to you in a letter filed on EDGAR as COUP DATA.  This will allow you to review the same and avoid the need and expense of the Company filing multiple amendments to its Form 10-K.

Additionally, please be advised that the Company, based on the advice of its accountant, auditor and other advisors, has concluded that a determination of an accounting acquirer under ASC 805-10-55-12 is not applicable for the purposes of the Company’s Form 8-K/A-1 filed February 9, 2012.

In consideration of ASC 805-10-55-4 through 805-10-55-9, Definition of a Business, the assets acquired and liabilities assumed under the transaction with HOEL did not constitute a business.

In consideration of 805-10-25-1, the transaction therefore was accounted for as an asset acquisition.

In consideration of 805-10-15-4(b), ASC 805–Business Combinations Topic does not apply to any acquisition of a group of assets that does not constitute a business.

Therefore, ASC 805-10-55-12 and the determination of an accounting acquirer are not applicable for purposes of the Company’s Form 8-K/A-1.

Patrick Gilmore
RE:	HDS International Corp.
Form 10-K for the Fiscal Year Ended 12/31/11 Filed April 16, 2012 Amendment No. 1 to Form 8-K
File No. 000-53949
July 12, 2012
Page 2

Accordingly, the Company has determined to file no additional amendment to Amendment No. 1 (filed February 9, 2012) to Form 8-K (filed August 17, 2011).

Please see Appendix A for a detailed analysis by the Company supporting the conclusion that the transaction with HOEL did not constitute a business combination and was an asset acquisition under ASC 805.

If you require further information to better understand our disclosures, please ask us.

Thank you for your cooperation and patience.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc:  HDS International Corp.